

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2019

Yi Duan
Chief Executive Officer
Fangdd Network Group Ltd.
18/F, Unit B2, Kexing Science Park
15 Keyuan Road, Technology Park
Nanshan District, Shenzhen, 518057
People's Republic of China

> **Re: Fangdd Network Group Ltd.**
> **Registration Statement on Form F-1**
> **Filed October 8, 2019**
> **File No. 333-234130**

Dear Mr. Duan:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-1 filed October 8, 2019

Exhibit 99.2, page II-3

1. Please delete the language stating that the opinion is not to be used "or relied upon by anyone else."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Burr at 202-551-5833 or Sonia Barros at 202-551-3655 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Will H. Cai